Exhibit 99.1

BAYTEX TO PRESENT AT ENERCOM’S THE OIL & GAS CONFERENCE

CALGARY, ALBERTA (August 6, 2019) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Edward LaFehr, President and CEO, will be presenting at EnerCom’s The Oil & Gas Conference® on Monday, August 12, 2019 at 10:30 am MT in Denver, Colorado. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://www.theoilandgasconference.com/baytex-energy-corporation/

The live webcast will also be available on The Oil & Gas Conference website at http://www.theoilandgasconference.com. A replay will be available on the Baytex website, www.baytexenergy.com, for six months following the presentation.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 83% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com

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